(212)756-2329                                             sandeep.sharma@srz.com

                                 August 10, 2004

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

                  Re:    Ames True Temper, Inc. and ATT Holding Co.
                         (Registration Statement on Form S-4)

Ladies and Gentlemen:

                  On behalf of Ames True Temper, Inc. and ATT Holding Co. (the
"Filing Persons"), we hereby transmit a Registration Statement for filing in connection with the registration under the Securities Act of an offer by the
Filing Persons to exchange $1,000 principal amount of its 10% Senior
Subordinated Notes due 2012 (the "New Notes") for each $1,000 principal amount of its outstanding 10% Senior Subordinated Notes due 2012 (the "Original
Notes"). The Original Notes were issued and sold on June 28, 2004 in a transaction exempt from registration under the Securities Act. The aggregate principal amount of Original Notes sold on such date was $150,000,000, all of which are outstanding on the date of this letter. No additional capital is being raised by the Filing Person in connection with the exchange offer contemplated by this Registration Statement.

                  Additionally, on behalf of the Filing Person, we concurrently submit to the staff of the Securities and Exchange Commission (the "Commission")
a supplemental letter containing representations required by existing staff no-action letters.

                  We note that the appropriate filing fee was previously sent by the Filing Persons to the Commission by wire transfer.

                  If you have any questions concerning the transmitted
materials, please do not hesitate to contact Michael R. Littenberg at (212)
756-2524 or the undersigned at (212) 756-2329. If you have any questions concerning the financial statements of the Filing Persons, please

Securities and Exchange Commission
August 10, 2004

do not hesitate to contact Eric Aumen of Ames True Temper, Inc., at (717)
730-2933 or Timothy Zechman of Ernst & Young LLP, the auditors of the Filing
Persons at (215) 448-4069.

                  Please acknowledge receipt of this transmission by notifying the person indicated in the "Notify" line in the submission header of the above-referenced filing.

                                  Sincerely,

                                  By:   /s/ SANDEEP SHARMA
                                        ------------------
                                  Name: Sandeep Sharma, Esq.